Loma Negra Reports 4Q25 results Buenos Aires, March 5, 2026 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended December 31, 2025 (our “4Q25 Results”). 4Q25 Key Highlights  Net sales revenues stood at Ps. 225,233 million (US$ 152 million), and decreased by 1.7% YoY, mainly explained by a decrease of 4.4% in in the top line of the Cement segment.  Consolidated Adjusted EBITDA reached Ps. 44,293 million, decreasing by 33.4% YoY in pesos, while in dollars it reached 37 million, down 26.9% from 4Q24.  The Consolidated Adjusted EBITDA margin stood at 19.7%, decreasing by 938 basis points YoY from 29.0%.  Net Profit of Ps. 5,895 million, compared to a net profit of Ps. 29,096 million in the same period of the previous year, mainly driven by a lower operational performance, coupled with a loss in net financial results.  Net Debt stood at Ps. 266,492 million (US$183 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 1.47x, compared to 0.89x in FY24. FY25 Key Highlights  Net revenues reached Ps. 848,087 million (US$ 606 million), decreasing 7.8% YoY, mainly driven by lower revenues in our core Cement segment, while the other segments delivered mixed performance.  Consolidated Adjusted EBITDA reached Ps. 181,002 million, decreasing 24.0% YoY in pesos, while in dollars it reached 146 million, with a decrease of 26.1% YoY.  Consolidated Adjusted EBITDA margin stood at 21.3%, contracting by 454 basis points from 25.9% in 2024.  Net Profit of Ps. 22,821 million, showing a decrease of 88.7% YoY.  Loma Negra is presenting its fifth Sustainability Report for fiscal year 2025, reflecting our economic, environmental and social performance and reaffirming our commitment to transparently inform our stakeholders about our actions and their impacts. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the fourth quarter of 2025, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “2025 marked a year of gradual recovery for Argentina’s economy and for the cement industry. Volumes improved year-over-year, but the rebound has been slower than initially expected, and the industry still has significant ground to cover to return to 2023 levels. While the pace of normalization remains moderate, we are optimistic that the country is moving in the right direction as macroeconomic stability continues to consolidate. During the year, we completed the rollout of our new 25kg bag — a major operational transformation that required significant investment and coordination across our plants. It represents a meaningful step forward for the industry, particularly in improving safety and working conditions for construction workers. Fourth quarter results were in line with the trends observed throughout the year, with margins remaining tight amid demand that continues to show a gradual and still fragile recovery, along with persistent macroeconomic financial constraints. Looking ahead to 2026, we expect a recovery in profitability supported by the initiatives implemented during 2025, and as market conditions strengthen, the upside could be even more significant. As we approach our 100th anniversary, we remain committed to long-term value creation. This year, we also published our fifth Sustainability Report, reaffirming our focus on circular economy initiatives, carbon footprint reduction, energy efficiency, and social impact, as we continue building a sustainable business model for the decades ahead.”

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	**2024**	% Chg.	**2025**	**2024**	% Chg.
Net revenue	225,233	229,122	-1.7%	848,087	919,761	-7.8%
Gross Profit	52,949	74,631	-29.1%	185,007	245,971	-24.8%
Gross Profit margin	*23.5%*	*32.6%*	*-906 bps*	*21.8%*	*26.7%*	*-493 bps*
Adjusted EBITDA	44,293	66,549	-33.4%	181,002	238,087	-24.0%
Adjusted EBITDA Mg.	*19.7%*	*29.0%*	*-938 bps*	*21.3%*	*25.9%*	*-454 bps*
Net Profit (Loss)	5,895	29,096	-79.7%	22,821	202,094	-88.7%
Net Profit (Loss) attributable to owners of the Company	6,245	29,489	-78.8%	23,585	202,335	-88.3%
EPS	10.7031	50.5399	-78.8%	40.4204	346.7714	-88.3%
Average outstanding shares	583	583	0.0%	583	583	0.0%
Net Debt	266,492	213,567	24.8%	266,492	213,567	24.8%
Net Debt /LTM Adjusted EBITDA	1.47x	0.89x	0.66x	1.47x	0.89x	0.66x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	**2024**	% Chg.	**2025**	**2024**	% Chg.
Net revenue	218,894	169,569	29.1%	753,640	576,798	30.7%
Adjusted EBITDA	52,617	50,147	4.9%	181,727	181,701	0.0%
Adjusted EBITDA Mg.	*24.0%*	*29.6%*	*-554 bps*	*24.1%*	*31.5%*	*-739 bps*
Net Profit (Loss)	5,141	25,354	-79.7%	37,290	63,720	-41.5%
Net Debt	266,492	153,182	74.0%	266,492	153,182	74.0%
Net Debt /LTM Adjusted EBITDA	1.47x	0.89x	0.66x	1.47x	0.89x	0.66x

In million US$	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	**2024**	% Chg.	**2025**	**2024**	% Chg.
Ps./US$, av	1,435.91	1,000.38	43.5%	1,244.26	918.87	35.4%
Ps./US$, eop	1,459.42	1,032.50	41.3%	1,459.42	1,032.50	41.3%
Net revenue	152	170	-10.1%	606	628	-3.5%
Adjusted EBITDA	37	50	-26.9%	146	198	-26.1%
Adjusted EBITDA Mg.	*24.0%*	*29.6%*	*-554 bps*	*24.1%*	*31.5%*	*-739 bps*
Net Profit (Loss)	4	25	-85.9%	30	69	-56.8%
Net Debt	183	148	23.1%	183	148	23.1%
Net Debt /LTM Adjusted EBITDA	1.47x	0.89x	0.66x	1.47x	0.89x	0.66x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,		
		2025	2024	% Chg.	2025	2024	% Chg.
Cement, masonry & lime	MM Tn	1.29	1.31	-1.2%	5.02	4.90	2.5%
Concrete	MM m3	0.17	0.11	62.0%	0.56	0.40	42.7%
Railroad	MM Tn	1.06	1.03	2.8%	3.93	3.63	8.2%
Aggregates	MM Tn	0.30	0.28	8.2%	1.15	0.97	19.1%

[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in 4Q25 decreased by 1.2% year-over-year (YoY) to 1.29 million tons. Following the trend observed in the previous quarter, demand recovery slowed in the second half of the year amid rising economic and political uncertainty and a more challenging basis of comparison.

A closer look at dispatch modes shows mixed performance. Bulk cement dispatches continued their positive trend, supported by higher activity levels among concrete producers, larger construction projects, and public works. In contrast, bagged cement dispatches, which are more closely linked to retail consumption, remained affected by the economic slowdown and macroeconomic volatility, declining during the quarter.

Concrete segment volumes increased by 62.0% year-over-year, driven primarily by private developments related to logistics facilities and certain public infrastructure projects, such as works at Rosario Airport, which boosted concrete dispatches.

The Aggregates segment posted an 8.2% year-over-year expansion, supported by sustained demand from road construction and railroad projects.

Railway segment volumes grew by 2.8% compared to the same quarter in 2024, driven by higher transportation of granitic aggregates and chemicals, which more than offset declines in cement, grains, gypsum, and frac sand. Gypsum and frac sand volumes continue to be affected by the disruption of the railway line connecting Bahía Blanca and Neuquén.

For fiscal year 2025, our main segment—cement, masonry, and lime—registered a year-over-year expansion of 2.5%. The recovery after the first half of the year slowed down amid electoral and financial uncertainties that impacted the level of activity and the cement demand recovery in the second half of the year. Bulk cement dispatches showed a better performance on the back of higher activity in bigger construction or infrastructure projects, as bagged cement, more related to retail consumption, is still lagging in terms of recovery. As our segment also includes masonry cement and lime, which posted performance similar to bagged cement, this weighed on overall segment growth and resulted in a performance below that of the broader cement industry, which only reflects grey cement volumes.

The Concrete segment closed the year with 42.7% year-over-year growth, while the Aggregates segment expanded by 19.1%. In line with bulk cement dispatches, concrete demand showed a stronger recovery, underpinned by industrial projects and a moderate reactivation of public works.

The Railway segment's volume increased by 8.2% in 2025. While cement volumes transported remained almost flat, the significant increase in granitic aggregates more than offset the decline in gypsum and frac sand, both of which were affected by the disruption of the railway line connecting Bahía Blanca and Neuquén.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	2024	% Chg.	2025	2024	% Chg.
Net revenue	225,233	229,122	-1.7%	848,087	919,761	-7.8%
Cost of sales	(172,284)	(154,490)	11.5%	(663,080)	(673,790)	-1.6%
Gross profit	**52,949**	**74,631**	**-29.1%**	**185,007**	**245,971**	**-24.8%**
Selling and administrative expenses	(29,148)	(27,424)	6.3%	(94,345)	(96,261)	-2.0%
Other gains and losses	1,096	3,395	-67.7%	4,813	5,992	-19.7%
Tax on debits and credits to bank accounts	(2,051)	(2,525)	-18.7%	(9,033)	(9,761)	-7.5%
Finance gain (cost), net						
Gain on net monetary position	19,722	29,753	-33.7%	90,039	345,815	-74.0%
Exchange rate differences	(15,143)	(13,942)	8.6%	(85,133)	(57,498)	48.1%
Financial income	1,188	941	26.2%	3,977	2,582	54.0%
Financial expense	(15,568)	(15,626)	-0.4%	(57,960)	(108,557)	-46.6%
Profit (Loss) before taxes	**13,044**	**49,205**	**-73.5%**	**37,365**	**328,282**	**-88.6%**
Income tax expense						
Current	(8,447)	(13,659)	-38.2%	(19,512)	(87,414)	-77.7%
Deferred	1,298	(6,449)	n/a	4,967	(38,774)	n/a
Net profit (Loss)	**5,895**	**29,096**	**-79.7%**	**22,821**	**202,094**	**-88.7%**

Net Revenues

Net revenue decreased 1.7% to Ps. 225,233 million in 4Q25, from Ps. 229,122 million in the comparable quarter last year, mainly due to the lower top line performance of the Cement business, followed by the rest of the segments with the exception of the Concrete business.

The Cement, Masonry Cement and Lime segment recorded a 4.4% year-over-year decline in revenues, mainly reflecting softer pricing conditions compared to the same period last year. However, sequential pricing improved for the second consecutive quarter, deepening the real-term recovery observed in the prior quarter and narrowing the year-over-year gap. Volumes declined slightly by 1.2% year-over-year. Bagged cement continues to show weaker performance, weighing on the industry's recovery, while bulk cement dispatches continue to exhibit a positive trend.

Concrete revenue increased sharply by 37.1% in the quarter compared to 4Q24, with a volume expansion of 62.0% that compensated for the softer pricing dynamics in a highly competitive environment. The growth in volumes was supported by increased activity in infrastructure projects, specifically in the province of Santa Fe and private developments related mainly to logistics infrastructure.

In the same direction, revenues in the Aggregates segment remained nearly flat, decreasing by just 0.9% year-over-year. Sales volumes increased by 8.2%, driven by higher activity in road construction and railroad projects. However, this positive volume effect was offset by weaker pricing dynamics in a highly competitive environment. Additionally, the sales mix had a negative impact, as road construction projects primarily require fine aggregates, which carry a lower average price.

Railroad revenues declined by 8.9% in 4Q25 compared to the same quarter of 2024, as higher transported volumes, up 2.8%, only partially offset softer pricing conditions. The disruption of the railway line in Bahía Blanca continued during the quarter, affecting longer-haul traffic—mainly grains, gypsum and frac sand—reducing ton-kilometers transported and, consequently, revenue generation.

For fiscal year 2025, net revenues declined by 7.8% to Ps. 848,087 million from Ps. 919,761 million in 2024, primarily reflecting weaker top-line performance in our core Cement business, as well as in the Railroad and Aggregates segments, partially offset by an expansion in Concrete revenues.

Cost of sales, and Gross profit

Cost of sales increased by 11.5% year-over-year to Ps. 172,284 million in 4Q25, mainly reflecting higher costs in the Cement segment, coupled with a greater impact from depreciation following the completion of the 25-kilogram bagging project. Additionally, cost performance in 4Q24 set a challenging basis for comparison.

In the Cement segment, unit costs (excluding depreciation) maintained the trend observed in previous quarters, increasing by only 0.8% quarter-over-quarter. Energy inputs continued to contribute to cost management efforts, particularly thermal energy. However, higher maintenance expenses and increased utilization of maintenance spare parts and supplies, along with a greater impact from packaging costs related to the implementation of the 25kg bags, put upward pressure on costs. Additionally, 4Q24 set a challenging basis for the year-over-year comparison, as the period benefited from particularly low production costs.

Gross profit decreased by 29.1% in the fourth quarter, totaling Ps. 52,949 million compared to Ps. 74,631 million in 4Q24. Similarly, the gross profit margin contracted by 906 basis points year-over-year, reaching 23.5%, reflecting a sequential recovery from the previous quarter.

During fiscal year 2025, **Gross Profit** decreased 24.8% to Ps. 185,007 million with a gross profit margin contraction of 493 basis points to 21.8%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) increased by 6.3% to Ps. 29,148 million in 4Q25, compared to Ps. 27,424 million in 4Q24. This increase was mainly driven by a higher allowance for doubtful accounts and increased IT expenses, partially offset by lower freight and marketing costs. As a percentage of sales, SG&A stood at 12.9%, increasing 97 bps from 4Q24.

During fiscal year 2025, SG&A decreased by 2.0% compared to the previous year and represented 11.1% of sales, up 66 bps from FY 2024.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	2024	% Chg.	2025	2024	% Chg.
Adjusted EBITDA reconciliation:						
Net profit (Loss)	5,895	29,096	-79.7%	22,821	202,094	-88.7%
(+) Depreciation and amortization	19,396	15,946	21.6%	85,528	82,384	3.8%
(+) Tax on debits and credits to bank accounts	2,051	2,525	-18.7%	9,033	9,761	-7.5%
(+) Income tax expense	7,150	20,109	-64.4%	14,545	126,189	-88.5%
(+) Financial interest, net	12,617	7,576	66.5%	47,156	75,517	-37.6%
(+) Exchange rate differences, net	15,143	13,942	8.6%	85,133	57,498	48.1%
(+) Other financial expenses, net	1,764	7,108	-75.2%	6,827	30,458	-77.6%
(+) Gain on net monetary position	(19,722)	(29,753)	-33.7%	(90,039)	(345,815)	-74.0%
Adjusted EBITDA	**44,293**	**66,549**	**-33.4%**	**181,002**	**238,087**	**-24.0%**
Adjusted EBITDA Margin	*19.7%*	*29.0%*	*-938 bps*	*21.3%*	*25.9%*	*-454 bps*

Adjusted EBITDA decreased by 33.4% year-over-year in 4Q25, totaling Ps. 44,293 million compared to Ps. 66,549 million in the same period of the previous year. This performance was primarily driven by weaker results in the Cement business, while the other segments showed improvements.

As a result, the **Adjusted EBITDA margin** contracted by 938 basis points to 19.7% in 4Q25 from 29.0% in 4Q24. On a sequential basis, the margin decreased by only 114 basis points from 20.8% in the previous quarter. Additionally, the higher contribution of other segments, which operate with structurally lower margins, also weighed on the consolidated margin.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted by 1,097 basis points to 22.7%. This contraction was mainly driven by higher cost of sales and softer pricing performance, which, despite showing an improved sequential trend, continues to lag on a year-over-year basis. Additionally, higher SG&A expenses and a lower contribution from Other Gains and Losses also weighed on the quarter's performance.

Meanwhile, the Concrete segment's Adjusted EBITDA margin expanded by 326 basis points to -2.8% in 4Q25, from -6.1% in 4Q24, as the recovery in sales volumes helped dilute fixed costs. However, softer pricing dynamics in a highly competitive environment continued to weigh on the segment's performance.

The Aggregates segment's Adjusted EBITDA margin improved by 80 basis points to -8.1% in 4Q25, compared to -8.9% in 4Q24. Despite continued volume growth, profitability remained under pressure due to ongoing competitive dynamics and a sales mix tilted toward lower-margin products.

In the Railroad segment, the Adjusted EBITDA margin improved by 233 basis points year-over-year, reaching 1.9% in 4Q25 compared to -0.4% in 4Q24. Volumes increased modestly, supported by higher shipments of granitic aggregates. Nonetheless, the ongoing disruption of the Bahía Blanca railway line continued to limit longer-haul traffic—mainly grains, gypsum and frac sand. These headwinds were partially mitigated by cost containment measures.

During FY25, Adjusted EBITDA declined by 24.0% to Ps. 181,002 million, compared to Ps. 238,087 million in FY24. Despite a moderate recovery in volumes, margins faced tougher conditions during the year, resulting in a contraction of 454 basis points in the Adjusted EBITDA margin, to 21.3% from 25.9% in 2024.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	2024	% Chg.	2025	2024	% Chg.
Exchange rate differences	(15,143)	(13,942)	8.6%	(85,133)	(57,498)	48.1%
Financial income	1,188	941	26.2%	3,977	2,582	54.0%
Financial expense	(15,568)	(15,626)	-0.4%	(57,960)	(108,557)	-46.6%
Gain on net monetary position	19,722	29,753	-33.7%	90,039	345,815	-74.0%
Total Finance Gain (Cost), Net	**(9,801)**	**1,127**	n/a	**(49,077)**	**182,342**	n/a

During 4Q25, the Company reported a total net financial cost of Ps. 9,801 million, compared to a gain of Ps. 1,127 million recorded in 4Q24. This year-over-year decline was mainly attributable to a lower gain on the net monetary position, as the inflationary effect on monetary liabilities moderated considerably compared to the same period last year. Year-over-year variations related to inflation adjustments have narrowed significantly, as the basis of comparison increasingly reflects periods of more normalized inflation.

Meanwhile, net financial expense remained broadly stable, decreasing 2.1% year-over-year to Ps. 14,381 million, primarily driven by higher financial income as a result of a higher cash position during the period.

During FY 2025, the Company recorded a total net financial cost of Ps. 49.1 billion, compared to a net financial gain of Ps. 182.3 billion in 2024. This shift was primarily driven by a lower gain related to inflation exposure and a higher impact from foreign exchange differences.

Net Profit and Net Profit Attributable to Owners of the Company

The Company reported **Net Profit** of Ps. 5.9 billion in 4Q25, compared to Net Profit of Ps. 29.1 billion in the same period of the previous year. The decline was mainly driven by weaker operating performance, coupled with a lower net financial result reflecting a more moderate inflationary effect. However, the decrease was partially offset by lower income tax expenses.

Net Profit Attributable to Owners of the Company totaled Ps. 6.2 billion. During the quarter, the Company reported earnings per common share of Ps. 10.7031 and earnings per ADR of Ps. 53.5155, compared to earnings per common share of Ps. 50.5399 and earnings per ADR of Ps. 252.6996 in 4Q24.

During fiscal year 2025, Net Profit Attributable to Owners of the Company totaled Ps. 23.6 billion, compared to Ps. 202.3 billion in fiscal year 2024. The year-over-year decrease was primarily driven by the negative impact of the financial result, reflecting the reduced effect of inflation on the net monetary position, coupled with weaker operating performance.

Capitalization Table 6: Capitalization and Debt Ratio (amounts expressed in millions of pesos, unless otherwise noted) As of December 31, 2025 2024 Total Debt 297,908 224,818 - Short-Term Debt 134,273 132,443 - Long-Term Debt 163,635 92,375 Cash, Cash Equivalents and Investments (31,416) (11,252) Total Net Debt 266,492 213,567 Shareholder's Equity 1,066,162 1,043,342 Capitalization 1,364,070 1,268,160 LTM Adjusted EBITDA 181,002 240,481 Net Debt /LTM Adjusted EBITDA 1.47x 0.89x As of December 31, 2025, total Cash, Cash Equivalents and Investments amounted to Ps. 31,416 million, compared to Ps. 11,252 million as of December 31, 2024. Total debt at quarter-end stood at Ps. 297,908 million, composed of Ps. 134,273 million in short-term borrowings, including the current portion of long-term debt (45% of total debt), and Ps. 163,635 million in long-term borrowings (55% of total debt). As of the end of 4Q25, 85% (Ps. 253,981 million) of Loma Negra’s total debt was denominated in U.S. dollars, while 15% (Ps. 43,927 million) was denominated in pesos. As of December 31, 2025, 85% of the Company’s consolidated debt accrued interest at a fixed rate, while the remaining 15% accrued interest at a variable rate, primarily linked to short-term peso market rates. During the quarter, the Company faced the maturity of its Class 2 corporate bond, with outstanding principal of US$ 55.5 million. On a sequential basis, net debt in U.S. dollar terms decreased by US$ 23 million during the quarter, totaling US$ 183 million at period-end. At quarter-end, Loma Negra’s total debt had an average maturity of 1.0 year. Subsequent to the quarter’s close, the Company issued a new US$ 60 million corporate bond at a 6.5% interest rate, with a 36-month tenor. This transaction further strengthens our liability profile by extending the overall average maturity of our debt. The Net Debt to Adjusted EBITDA (LTM) ratio stood at 1.47x as of the end of the fourth quarter, compared to 0.89x as of December 31, 2024.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,		Twelve-months ended December 31,	
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	5,895	29,096	22,821	202,094
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	33,593	28,670	138,296	(839)
Changes in operating assets and liabilities	18,524	5,082	(95,720)	(37,190)
Net cash generated by (used in) operating activities	**58,012**	**62,848**	**65,396**	**164,065**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	-	1,453	-
Property, plant and equipment, Intangible Assets, net	(17,503)	(27,924)	(67,293)	(94,721)
Contributions to Trust	(357)	(266)	(1,553)	(1,171)
Investments, net	52,760	-	681	-
Net cash used in investing activities	**34,899**	**(28,189)**	**(66,711)**	**(95,891)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds / Repayments from borrowings, Interest paid	(128,976)	(41,035)	21,401	(62,711)
Dividends paid	-	-	(3)	-
Share repurchase plan	-	-	-	(782)
Net cash generated by (used in) by financing activities	**(128,976)**	**(41,035)**	**21,399**	**(63,493)**
Net increase (decrease) in cash and cash equivalents	**(36,065)**	**(6,375)**	**20,084**	**4,681**
Cash and cash equivalents at the beginning of the year	71,939	19,291	11,252	19,291
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(4,215)	(1,570)	(12,103)	(13,198)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(244)	(298)	12,183	478
Cash and cash equivalents at the end of the period	**31,416**	**11,048**	**31,416**	**11,252**

In 4Q25, net cash generated from operating activities totaled Ps. 58,012 million, compared to Ps. 62,848 million in the same period of the previous year. The year-over-year decrease was mainly driven by weaker operating performance. This was partially offset by a favorable working capital dynamic. Inventories increased at a slower pace than in 4Q24, releasing cash. Together with lower income tax payments, this more than offset the additional cash requirements from higher trade receivables and a lower contribution from accounts payable.

During the quarter, the Company used Ps. 128,976 million on financing activities, mainly allocated in the repayment of borrowings due to the maturity of the Class 2 corporate bond. Additionally, Ps. 34,899 million were generated from investing activities, primarily due to the liquidation of short-term investments funded with the proceeds from the Class 5 bond issuance, which were later applied to the repayment of the Class 2 bond. On the other hand, CAPEX decreased following the completion of the 25-kilogram bagging project.

During fiscal year 2025, the Company made capital investments for a total of Ps. 67,293 million. The cash flow generated by operating activities was Ps. 65,396 million compared to Ps. 164,065 million in FY 2024, and net cash generated in financial activities for Ps. 21,399 million compared to net cash used of Ps. 63,493 million the previous year

Recent Events Domestic Bond Issuance On January 23, 2026, the Company issued its Class 6 domestic bonds for a total principal amount of US$ 60.0 million. The main terms and conditions of the issuance are outlined below. Amount of Issue US$ 60 million Issue Price 100% of principal amount Interest rate 6.5% per annum Interest payments semiannually Maturity Bullet - 36 months

4Q25 Earnings Conference Call When: 10:00 a.m. U.S. ET (12:00 noon BAT), March 6, 2026 Dial-in: 0800-444-5129 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=JW53QP05 Replay: A telephone replay of the conference call will be available until March 13, 2026. The replay can be accessed by dialing 1-855-669-9658 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 7407952. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of December 31, As of December, 31 2025 2024 ASSETS Non-current assets Property, plant and equipment 1,361,529 1,386,785 Right to use assets 3,241 4,179 Intangible assets 8,711 3,811 Investments 91 91 Goodwill 911 911 Inventories 81,984 88,094 Other receivables 1,301 8,227 Other assets 403 895 Total non-current assets 1,458,170 1,492,992 Current assets Inventories 294,183 265,418 Other receivables 37,356 18,195 Trade accounts receivable 76,819 64,787 Investments 21,655 761 Cash and banks 9,761 10,491 Total current assets 439,773 359,651 TOTAL ASSETS 1,897,943 1,852,643 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 347,824 347,824 Reserves 695,810 493,476 Retained earnings 23,585 202,335 Equity attributable to the owners of the Company 1,067,219 1,043,634 Non-controlling interests (1,056) (292) TOTAL SHAREHOLDER'S EQUITY 1,066,162 1,043,342 LIABILITIES Non-current liabilities Borrowings 163,635 92,375 Provisions 14,066 14,787 Salaries and social security payables 1,958 1,985 Tax liabilities 4,445 - Debts for leases 1,328 2,366 Other liabilities 1,069 1,329 Deferred tax liabilities 339,177 344,144 Total non-current liabilities 525,679 456,986 Current liabilities Borrowings 134,273 132,443 Accounts payable 118,176 123,118 Advances from customers 14,425 8,434 Salaries and social security payables 24,360 23,560 Tax liabilities 11,361 61,624 Debts for leases 2,205 1,826 Other liabilities 1,303 1,311 Total current liabilities 306,102 352,315 TOTAL LIABILITIES 831,781 809,302 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 1,897,943 1,852,643

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2025	2024	% Change	2025	2024	% Change
Net revenue	225,233	229,122	-1.7%	848,087	919,761	-7.8%
Cost of sales	(172,284)	(154,490)	11.5%	(663,080)	(673,790)	-1.6%
Gross Profit	**52,949**	**74,631**	**-29.1%**	**185,007**	**245,971**	**-24.8%**
Selling and administrative expenses	(29,148)	(27,424)	6.3%	(94,345)	(96,261)	-2.0%
Other gains and losses	1,096	3,395	-67.7%	4,813	5,992	-19.7%
Tax on debits and credits to bank accounts	(2,051)	(2,525)	-18.7%	(9,033)	(9,761)	-7.5%
Finance gain (cost), net						
Gain on net monetary position	19,722	29,753	-33.7%	90,039	345,815	-74.0%
Exchange rate differences	(15,143)	(13,942)	8.6%	(85,133)	(57,498)	48.1%
Financial income	1,188	941	26.2%	3,977	2,582	54.0%
Financial expenses	(15,568)	(15,626)	-0.4%	(57,960)	(108,557)	-46.6%
Profit (loss) before taxes	**13,044**	**49,205**	**-73.5%**	**37,365**	**328,282**	**-88.6%**
Income tax expense						
Current	(8,447)	(13,659)	-38.2%	(19,512)	(87,414)	-77.7%
Deferred	1,298	(6,449)	n/a	4,967	(38,774)	n/a
Net Profit (Loss)	**5,895**	**29,096**	**-79.7%**	**22,821**	**202,094**	**-88.7%**
Net Profit (Loss) for the period attributable to:						
Owners of the Company	6,245	29,489	-78.8%	23,585	202,335	-88.3%
Non-controlling interests	(350)	(393)	-10.8%	(764)	(241)	217.4%
NET PROFIT (LOSS) FOR THE PERIOD	**5,895**	**29,096**	**-79.7%**	**22,821**	**202,094**	**-88.7%**
Earnings per share (basic and diluted):	**10.7031**	**50.5399**	**-78.8%**	**40.4204**	**346.7714**	**-88.3%**

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,		Twelve-months ended December 31,	
	2025	**2024**	**2025**	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	**5,895**	**29,096**	**22,821**	**202,094**
Adjustments to reconcile net profit to net cash provided by operating activities				
Income tax expense	7,150	20,109	14,545	126,189
Depreciation and amortization	19,396	15,946	85,528	82,384
Provisions	3,279	1,985	8,518	6,950
Exchange rate differences	12,116	13,370	74,908	53,613
Interest expense	12,753	7,931	47,491	76,647
Loss on transactions with securities	-	716	-	716
Gain on disposal of property, plant and equipment	38	(2,237)	(545)	(3,591)
Gain on net monetary position	(19,722)	(29,753)	(90,039)	(345,815)
Impairment of trust fund	(408)	266	(1,099)	1,171
Share-based payment	-	338	-	898
Changes in operating assets and liabilities				
Inventories	(10,112)	(27,449)	(13,947)	(60,629)
Other receivables	4,744	16,021	(19,338)	30,139
Trade accounts receivable	(6,405)	123	(36,779)	(52,422)
Advances from customers	5,229	727	7,771	(1,588)
Accounts payable	22,651	29,123	18,249	71,830
Salaries and social security payables	8,808	7,885	6,581	15,499
Provisions	(588)	(640)	(2,053)	(1,711)
Tax liabilities	(5,146)	(4,970)	17,790	(7,078)
Other liabilities	(183)	(9,783)	317	(14,794)
Income tax paid	(1,483)	(5,954)	(75,321)	(16,437)
Net cash generated by (used in) operating activities	**58,012**	**62,848**	**65,396**	**164,065**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	-	1,453	
Proceeds from disposal of Property, plant and equipment	1,065	586	2,003	2,276
Payments to acquire Property, plant and equipment	(16,337)	(28,065)	(62,886)	(96,094)
Payments to acquire Intangible Assets	(2,231)	(444)	(6,410)	(903)
Acquire investments	2,035	-	(50,044)	
Proceeds from maturity investments	50,725	-	50,725	-
Contributions to Trust	(357)	(266)	(1,553)	(1,171)
Net cash generated by (used in) investing activities	**34,899**	**(28,189)**	**(66,711)**	**(95,891)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from non-convertible negotiable obligations	-	-	119,586	-
Proceeds from borrowings	22,731	25,251	224,865	434,283
Interest paid	(9,640)	(8,129)	(37,414)	(81,022)
Dividends paid	-	-	(3)	-
Debts for leases	(642)	(529)	(2,326)	(2,284)
Repayment of borrowings	(141,425)	(57,628)	(283,310)	(413,688)
Share repurchase plan	-	-	-	(782)
Net cash generated by (used in) financing activities	**(128,976)**	**(41,035)**	**21,399**	**(63,493)**
Net increase (decrease) in cash and cash equivalents	(36,065)	(6,375)	20,084	4,681
Cash and cash equivalents at the beginning of the period	71,939	19,291	11,252	19,291
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(4,215)	(1,570)	(12,103)	(13,198)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(244)	(298)	12,183	478
Cash and cash equivalents at the end of the period	**31,416**	**11,048**	**31,416**	**11,252**

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,				Twelve-months ended December 31,			
	2025	%	2024	%	2025	%	2024	%
Net revenue	**218,894**	100.0%	**169,569**	100.0%	**753,640**	100.0%	**576,798**	100.0%
Cement, masonry cement and lime	187,506	85.7%	149,450	88.1%	653,980	86.8%	510,890	88.6%
Concrete	23,685	10.8%	13,197	7.8%	70,982	9.4%	45,911	8.0%
Railroad	19,656	9.0%	16,445	9.7%	69,070	9.2%	54,071	9.4%
Aggregates	5,378	2.5%	4,079	2.4%	19,463	2.6%	14,132	2.5%
Others	3,689	1.7%	1,979	1.2%	10,825	1.4%	5,872	1.0%
Eliminations	(21,020)	-9.6%	(15,580)	-9.2%	(70,681)	-9.4%	(54,077)	-9.4%
Cost of sales	**145,398**	100.0%	**105,075**	100.0%	**510,721**	100.0%	**349,813**	100.0%
Cement, masonry cement and lime	118,612	81.6%	86,287	82.1%	417,423	81.7%	292,531	83.6%
Concrete	22,044	15.2%	13,464	12.8%	70,882	13.9%	45,145	12.9%
Railroad	18,522	12.7%	15,107	14.4%	66,409	13.0%	47,921	13.7%
Aggregates	5,513	3.8%	4,553	4.3%	21,824	4.3%	14,910	4.3%
Others	1,726	1.2%	1,245	1.2%	4,864	1.0%	3,383	1.0%
Eliminations	(21,020)	-14.5%	(15,580)	-14.8%	(70,681)	-13.8%	(54,077)	-15.5%
Selling, admin. expenses and other gains & losses	**25,764**	100.0%	**16,485**	100.0%	**74,818**	100.0%	**51,693**	100.0%
Cement, masonry cement and lime	21,178	82.2%	14,032	85.1%	64,626	86.4%	45,884	88.8%
Concrete	2,238	8.7%	734	4.5%	4,293	5.7%	1,799	3.5%
Railroad	1,616	6.3%	1,102	6.7%	3,643	4.9%	2,404	4.7%
Aggregates	64	0.2%	52	0.3%	225	0.3%	161	0.3%
Others	668	2.6%	565	3.4%	2,031	2.7%	1,446	2.8%
Depreciation and amortization	**4,885**	100.0%	**2,139**	100.0%	**13,626**	100.0%	**6,409**	100.0%
Cement, masonry cement and lime	3,549	72.7%	1,636	76.5%	10,119	74.3%	4,719	73.6%
Concrete	98	2.0%	56	2.6%	397	2.9%	216	3.4%
Railroad	1,050	21.5%	325	15.2%	2,049	15.0%	1,129	17.6%
Aggregates	176	3.6%	120	5.6%	1,031	7.6%	340	5.3%
Others	11	0.2%	2	0.1%	29	0.2%	6	0.1%
Adjusted EBITDA	**52,617**	100.0%	**50,147**	100.0%	**181,727**	100.0%	**181,701**	100.0%
Cement, masonry cement and lime	51,264	97.4%	50,767	101.2%	182,050	100.2%	177,193	97.5%
Concrete	(500)	-0.9%	(944)	-1.9%	(3,796)	-2.1%	(817)	-0.4%
Railroad	569	1.1%	560	1.1%	1,068	0.6%	4,875	2.7%
Aggregates	(22)	0.0%	(407)	-0.8%	(1,555)	-0.9%	(599)	-0.3%
Others	1,306	2.5%	171	0.3%	3,960	2.2%	1,050	0.6%
Reconciling items:								
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(8,323)		16,402		(725)		56,386	
Depreciation and amortization	(19,396)		(15,946)		(85,528)		(82,384)	
Tax on debits and credits banks accounts	(2,051)		(2,525)		(9,033)		(9,761)	
Finance gain (cost), net	(9,801)		1,127		(49,077)		182,342	
Income tax	(7,150)		(20,109)		(14,545)		(126,189)	
NET PROFIT (LOSS) FOR THE PERIOD	**5,895**		**29,096**		**22,821**		**202,094**